Exhibit 99.1

Press Release Brussels / 25 April 2018 / 1:30 p.m. CET

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev

General Shareholders Meeting

approves dividend payment 2017

Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) (the “Company”) is pleased to announce that the General Shareholders Meeting of 25 April 2018 has approved the annual accounts for the year ended 31 December 2017, as well as the gross total dividend for 2017 of EUR 3.60 proposed by the Board of Directors. Taking into account the gross interim dividend of EUR 1.60 per share paid in November 2017, a gross final dividend of EUR 2.00 will be payable upon presentation of coupon n° 24. The calendar for the payment of the final dividend is as follows:

Dividend timeline
	Ex-coupon date	Record date	Payment date
Euronext: ABI	30 April 2018	2 May 2018	3 May 2018
MEXBOL: ANB	30 April 2018	2 May 2018	3 May 2018
JSE: ANH	2 May 2018	4 May 2018	7 May 2018
NYSE: BUD (ADR Program)	1 May 2018	2 May 2018	30 May 2018
Restricted Shares	30 April 2018	2 May 2018	3 May 2018

The General Shareholders Meeting has also approved the following resolutions:

●	Granting discharge to the directors and to the statutory auditor of the Company for the performance of their duties during the financial year 2017.
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Renewal of the mandate of Ms. Aramburuzabala and of Messrs. Behring, Cornet de Ways Ruart, Descheemaeker, de Spoelberch, Lemann, Sicupira, Telles and Van Damme, as directors. Their renewed term will end after the shareholders’ meeting which will be asked to approve the accounts for the year 2019.

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Press Release Brussels / 25 April 2018 / 1:30 p.m. CET

●

Renewal of the mandate of Messrs. Barrington, Gifford and Santo Domingo, as Restricted Share Directors, for one year. Their renewed term will end after the shareholders’ meeting which will be asked to approve the accounts for the year 2018.

●	Approval of the remuneration report for the financial year 2017, including the executive remuneration policy.

●	Approval of the increased fixed annual fee of the Chairman of the Board (EUR 187,500).

●	Granting 258,000 stock options to the directors of the Company for the performance of their mandate during the financial year 2017.

●	Approval of the revised remuneration of the statutory auditor for 2017 (EUR 1,356,327).

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Henry Rudd Tel: +1-212-503-2890 E-mail: henry.rudd@ab-inbev.com

Aimee Baxter Tel: +1-718-650-4003 E-mail: aimee.baxter@ab-inbev.com Ingvild Van Lysebetten Tel: +32 (0)16 276 823 E-mail: ingvild.vanlysebetten@ab-inbev.com	Mariusz Jamka Tel: +32 (0)16 276 888 E-mail: mariusz.jamka@ab-inbev.com Lauren Abbott Tel: +1-212-573-9287 E-mail: lauren.abbott@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Chernigivske®, Cristal®, Harbin®, Jupiler®, Klinskoye®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, Sibirskaya Korona® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of nearly 200,000 employees based in more than 50 countries worldwide. For 2017, AB InBev’s reported revenue was 56.4 billion USD (excluding JVs and associates).

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